UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha SANWADO
(Name of Subject Company)

SANWADO corp.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

DCM Holdings Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Katsuhiro Nakamura SANWADO corp. 69-1 Ishie-Miyoshi, Aomori City 038-0003, Japan (Telephone +81-17-782-3200)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibit 1.

(b)	Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Form F-X was filed with the Commission on April 10, 2015.

(2)	Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice of Execution of a Share Exchange Agreement to Privatize Sanwado Corp. as a Wholly Owned Subsidiary of DCM Holdings Co., Ltd. through a Simplified Share Exchange

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Toshihiro Hisada
(Signature)

Toshihiro Hisada
Representative Director
DCM Holdings Co., Ltd.
(Name and Title)

April 10, 2015
(Date)

4

EXHIBIT 1

Notice of Execution of a Share Exchange Agreement to Privatize Sanwado Corp. as a Wholly Owned Subsidiary of DCM Holdings Co., Ltd. through a Simplified Share Exchange

To shareholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

April 10, 2015

Company	DCM Holdings Co., Ltd.
Representative	Toshihiro Hisada, Representative Director and President Executive Officer
(Code no. 3050: First Section, Tokyo Stock Exchange)
Contact	Kiyotaka Kamada, Director Executive Officer (Finance)
(TEL 03-5764-5214)

Company	Sanwado Corp.
Representative	Katsuhiro Nakamura, Representative Director and President
(Code no. 7430: JASDAQ)
Contact	Katsunori Nakamura, Director and Executive Vice President (Head-New Business Paradigms Development and Head-Administration)
(TEL 017-782-3200)

Notice of Execution of a Share Exchange Agreement to Privatize Sanwado Corp. as a Wholly Owned Subsidiary of DCM Holdings Co., Ltd. through a Simplified Share Exchange

The Boards of Directors of DCM Holdings Co., Ltd. (“DCM Holdings”) and Sanwado Corp. (“Sanwado”) at meetings held today resolved to execute a share exchange (the “Share Exchange”) whereby DCM Holdings will become the wholly owning parent company pursuant to the share exchange and Sanwado will become a wholly owned subsidiary company pursuant to the share exchange of DCM Holdings; both companies today signed a share exchange agreement (“the Share Exchange Agreement”) to that effect.

Subject to approval at an annual shareholders meeting of Sanwado scheduled for May 15, 2015, the Share Exchange is scheduled to take place on July 1, 2015. In accordance with the procedures for a simplified share exchange based on Article 796, Paragraph 3 of the Companies Act, DCM Holdings will not seek approval for the transaction at a shareholders meeting.

In advance of the effective date (July 1, 2015) of the Share Exchange Agreement, as of June 26, 2015, the common shares of Sanwado will be delisted from the JASDAQ market (“JASDAQ”) of the Tokyo Stock Exchange (“TSE”) with the final trading day scheduled for June 25, 2015.

1.  Purpose of the Share Exchange

Against the backdrop of a lower yen and rising share prices owing to the government’s fiscal and economic policies, the retail sector in Japan has seen an improvement in company earnings and as result of expectations for economic recovery there are also some encouraging signs of improvement in consumers’ mindset. At the same time, however, there are still numerous factors posing potential downside risk for the economy including the recent increase in the consumption tax, price increases for imported materials and merchandise due to a lower yen, the lengthy and continuing economic stagnancy in Europe and the slowing down of growth in newly emerging countries. Overall difficult challenges remain. With regard to the home center sector, on the other hand, although the market size itself is expanding a little bit in the wake of the reconstruction demand after Tohoku earthquake in conjunction with the expansion in renovation market, there is a deceleration of growth. Therefore, there expected to be a fiercer competition caused by the growth in size and increase of the stores accelerated by aggressive store opening mainly by big enterprises.

As the largest home center group in Japan, DCM Holdings operates 559 stores throughout 36 prefectures (as of February 28, 2015). The Company is focused on expanding the reach of its business through such initiatives as new store openings using a type of store which meet local needs, further enhancement of its position in dominant regions, aggressive development of its private brand products, “DCM brand”, enhancement of its presentation of products to customers by creating the kind of selling venues that best appeal to consumers and cost reduction strategies. Since its establishment, DCM Holdings has enjoyed support for its philosophy of “Service, Creation and Solidarity” and has worked to strengthen the foundations of its business through joining forces with those who share its aim for the realization of “DCM (Demand Chain Management), a formula which equates to customer-oriented logistics reform.”

Since its establishment in October 1966 with its base in Aomori Prefecture, Sanwado has been an operator of home centers and a wholesaler of auto parts, accessories and supplies. Subsequent to changing its corporate structure from a limited liability company to a stock company in 1988, Sanwado has steadily enlarged its business and in recent years has focused the company on the four principal areas of “Living,” “Food,” “DIY & Green” and “Car & Leisure.” Sanwado has recently been expanding its “Food” business, and developing supercenter, a business category of a home center handling food. Besides, Sanwado has been challenging to strengthen the procurement power of the home center products, by focusing on the products and services on which the home center has an advantage, including the advantage in customer segments cultivated by food business in Aomori and Hokkaido area where Sanwado is based on, and therefore differentiated from other business categories.

As they have been operating stores in the same areas of Aomori and Hokkaido, , under such industrial environment and circumstances surrounding DCM Holdings and Sanwado, DCM Holdings and Sanwado have explored since December of 2014 carrying out the Share Exchange whereby DCM Holdings would become the wholly owning parent company pursuant to the share exchange and Sanwado would become a wholly owned subsidiary pursuant to the share exchange. Sanwado believes that it can improve its profitability in a planned manner by using its unique knowhow, and can gain capabilities to provide home center products, including its “DCM brand” private brand products and to manage its group companies stores. DCM Holdings group, expecting to expand its customer segment with the new business form and know-how, had meetings and negotiations with Sanwado. After these extensive meetings and negotiations, on April 10, 2015, the two companies decided to effect the Share Exchange aimed at increasing the overall enterprise value of DCM Holdings by realizing the potential synergies obtainable from joining the two companies. Together they will strive to build stores even more appealing to their local customers by applying the management resources and knowhow DCM Holdings has developed over the course of its history.

Going forward together, with its new partners, DCM Holdings, in addition to expanding its business, will strive for further growth of Sanwado and thus DCM Holdings group as a whole, through realization of the potential synergies arising from the transaction including purchasing structure reform and cost savings that utilize benefits of scale.

2.  Outline of the Share Exchange

 (1)  Schedule for the Share Exchange

Date of record for the Annual Shareholders Meeting to approve the Share Exchange (Sanwado)	February 20, 2015
Date of approval by the Board of Directors of the execution of the Share Exchange Agreement (both companies)	April 10, 2015
Execution date of the Share Exchange Agreement (both companies)	April 10, 2015
Date of Annual Shareholders Meeting to approve the Share Exchange Agreement (Sanwado)	May 15, 2015 (tentative)
Last trading date (Sanwado)	June 25, 2015 (tentative)
Date of delisting (Sanwado)	June 26, 2015 (tentative)
Effective date of the Share Exchange	July 1, 2015 (tentative)
Note 1:
Based on the procedures for a simplified share exchange pursuant to Article 796, Paragraph 3, of the Companies Act, DCM Holdings intends to implement the Share Exchange without seeking approval for the transaction at a shareholders meeting.

Note 2:	The above schedule may be changed depending on the progress of the procedures for effectuating the Share Exchange or other circumstances or by agreement of the two companies.

 (2)  Method of the Share Exchange

It will be a share exchange making DCM Holdings the wholly owning parent company pursuant to the share exchange and Sanwado the wholly owned subsidiary company pursuant to the share exchange.

Subject to approval at the Annual Shareholders Meeting of Sanwado scheduled for May 15, 2015, the Share Exchange is scheduled to take place on July 1, 2015. In accordance with the procedures for a simplified share exchange based on Article 796, Paragraph 3 of the Companies Act, DCM Holdings will not seek approval for the transaction at a shareholders meeting.

 (3)  Allocation under the Share Exchange
Company	DCM Holdings (wholly owning parent company pursuant to share exchange)	Sanwado (wholly owned subsidiary company pursuant to share exchange)
Share exchange ratio	1	0.9
Number of shares to be allocated and delivered	DCM Holdings common shares: 4,751,524 (tentative)
　　　    Note 1: Share exchange ratio

0.9 common shares of DCM Holdings stock will be allocated and delivered for each common share of Sanwado stock.
Note 2:
Number of shares to be allocated and delivered in the Share Exchange
At the time of the Share Exchange DCM Holdings plans to allocate and deliver to each shareholder of Sanwado (excluding DCM Holdings) as of the time immediately prior to DCM Holdings acquiring all of the issued shares of Sanwado (the “Time of Record”) 4,751,524 common shares (tentative) of DCM Holdings stock. DCM Holdings expects to exchange shares both by using its treasury shares and by issuing new shares. Because Sanwado plans to cancel all of its treasury shares by a resolution of the Board of Directors to be held by the day prior to the effective date of the Share Exchange, the number of shares to be allocated and delivered in the Share Exchange may be revised in accordance with the acquisition and cancelation of treasury shares by Sanwado.

Note 3:
Treatment of shares less than one unit
In accordance with the provisions of Article 192, Paragraph 1 of the Companies Act, shareholders of Sanwado who hold as a result of the Share Exchange shares of DCM Holdings stock of less than one unit (fewer than 100 shares) may demand that DCM Holdings purchase their shares of less than one unit; however, they may not sell their shares of less than one unit on a financial instruments exchange.

Note 4:
Treatment of a fraction of less than one share
In accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations, if there are Sanwado shareholders who receive a fraction of less than one common share of DCM Holdings stock in conjunction with the Share Exchange, DCM Holdings will sell the number of shares equivalent to the sum of all of the fractions less than one share (discarding the fraction if the sum includes a fraction less than one share) and deliver the proceeds to those shareholders in proportion to the fractions attributed to them.

(4)  Treatment of share options and bonds with share options

Sanwado has not issued any share options or bonds with share options.

3.   Basis for the allocation in the Share Exchange

 (1)  Basis and reasons for the allocation in the Share Exchange

As outlined in Section 1, DCM Holdings and Sanwado, having reached a consensus to work together to utilize the management resources and know-how they have developed to build stores even more appealing to their local customers, to further strengthen the foundations of their businesses and to collaborate for the realization of “DCM (Demand Chain Management), a formula which equates to customer-oriented logistics reform,” from about December of 2014 the two companies began exploring the implementation of a share exchange whereby DCM Holdings would become the wholly owning parent company pursuant to the share exchange and Sanwado would become a wholly owned subsidiary pursuant to the share exchange. After extensive meetings and negotiations, on April 10, 2015, DCM Holdings and Sanwado decided to carry out a share exchange aimed at increasing the overall enterprise value of DCM Holdings by realizing the potential synergies obtainable from joining the two companies.

In order to establish the exchange ratio shown in Section 2(3) above, both companies separately engaged third party financial advisors independent of themselves to calculate the appropriate exchange ratio. DCM Holdings selected Maxus Corporate Advisory Inc. (“Maxus Corporate Advisory”) and Sanwado selected Nomura Securities Co., Ltd. (“Nomura Securities”) as their respective financial advisors for performing financial analyses on the exchange ratio. DCM Holdings and Sanwado, taking into account the advice and exchange ratios as analyzed by their respective financial advisors as well as considering the financial condition, trends in performance, share price movements and other factors relating to the two companies, judiciously conferred and negotiated with each other at length. From that process they reached a determination that the share exchange ratio given in Section 2 (3) above is reasonable and is in the best interest of their respective shareholders.

 (2)  Matters relating to the financial analyses

(i) Names of the financial advisors and the relationship between DCM Holdings and Sanwado

In order to ensure the fairness and reasonableness of the exchange ratio in the Share Exchange, both companies separately engaged financial advisors independent of themselves to perform financial analyses on the appropriate exchange ratio. DCM Holdings selected Maxus Corporate Advisory and Sanwado selected Nomura Securities as their respective financial advisors to perform financial analyses on the exchange ratio.

Maxus Corporate Advisory and Nomura Securities are both financial advisors independent from DCM Holdings and from Sanwado, do not fall under related parties of DCM Holdings or Sanwado and have no material interests requiring disclosure in regard to the Share Exchange.

(ii) Summary of the Financial Analyses

In regard to DCM Holdings, given that it is listed in the First Section of the Tokyo Stock Exchange and has a market based share price, Maxus Corporate Advisory performed financial analyses on the exchange ratio using the market share price method taking April 8, 2015 as the analysis base date, and utilizing the simple closing average prices for the period from March 27, 2015, one business day after March 26, 2015, the date on which Sanwado published its press release on “Revisions to Financial Forecasts and Impairment Charges”, for one-month (from March 9, 2015), three-month (from January 9, 2015) and six-month (from October 9, 2014) periods prior to the analysis base date and also used the discounted cash flow method (“DCF Method”) in order to account for the company’s future business prospects.

In regard to Sanwado, given that it is listed on JASDAQ and has a market based share price, Maxus Corporate Advisory performed financial analyses on the exchange ratio using the market share price method taking April 8, 2015 as the analysis base date, and utilizing the simple closing average prices for the period from March 27, 2015, one business day after March 26, 2015, the date on which Sanwado published its press release on “Revisions to Financial Forecasts and Impairment Charges”, for one-month (from March 9, 2015), three-month (from January 9, 2015) and six-month (from October 9, 2014) periods prior to the analysis base date and also used the DCF Method in order to account for the company’s future business prospects.

The results of the financial analysis under each method when taking the price of one share of DCM Holdings stock as 1 are as shown in the table below.

Method	Range of the share exchange ratio analyzed
Market share price method	0.725 — 0.857
DCF Method	0.649 — 0.917

In deriving the above exchange ratios Maxus Corporate Advisory as a rule used as-is the information provided to it from both companies and publicly disclosed information, etc., and made the assumption that those materials and information were all complete and correct and that there were no facts undisclosed to Maxus Corporate Advisory that could have a material impact on its financial analyses of the exchange ratio without itself independently verifying the completeness or correctness of the above sources. Maxus Corporate Advisory also did not independently valuate, appraise or assess, including making any analysis or valuation of particular separate assets or liabilities, the assets and liabilities of the two companies, their subsidiaries or affiliated companies (including unrecorded assets and liabilities and other contingent liabilities) nor did it engage a third party to make appraisals or assessments. Maxus Corporate Advisory’s financial analyses are based on information and the economic situation as of April 8, 2015 and on the premise that the financial forecasts of both companies reflected in those financial analyses are reasonably reviewed or prepared in accordance with the best estimates and judgments that could be obtained at the time by both companies.

There is no fiscal year with respect to which a large increase or decrease in earnings as compared to the prior fiscal year was projected in the future profit plans of DCM Holdings which Maxus Corporate Advisory used as the basis for its analyses when using the DCF Method. With regard to Sanwado, on the other hand, there are fiscal years with respect to which a large increase in earnings as compared to the prior fiscal year was projected in the future profit plans which Maxus Corporate Advisory used as the basis for its financial analyses when using the DCF Method. Net profit is projected to be approximately 300 million yen with respect to the fiscal year ending February 29, 2016, mainly due to the absence of impairment loss booked in the fiscal year ended February 28, 2015. Operating profit is projected to increase by 50% for the fiscal year ending February 28, 2017 and by 30% for the fiscal year ending February 28, 2018, in each case as compared to the prior fiscal year, mainly due to the expectation of new store openings and cost reduction through commercial efforts.

Nomura Securities, given that each company is listed on the Tokyo Stock Exchange and has a market based share price, performed financial analyses on the exchange ratio for the shares of each of the companies using the market share price method (taking April 8, 2015 as the analysis base date and using the closing average for each one week, one month, three month and six month period counting backwards from the analysis base date), and because there are multiple comparable listed companies for Sanwado and it is possible to infer a share price by analogy using comparable company analysis, Nomura Securities used comparable company analysis and also the DCF Method in order to account for the company’s future business prospects.

The range of the results of the analysis under each method when taking the price of one share of DCM Holdings stock as 1 are as shown in the table below.
Method		Range of the share exchange ratio analyzed
DCM Holdings	Sanwado
Market share price method	Market share price method	0.680 — 0.857
	Comparable company analysis	0.799 — 1.152
	DCF Method	0.716 — 1.016

In deriving the above exchange ratios Nomura Securities as a rule used as is the information provided to it from both companies and as is publicly disclosed information, etc., and made the assumption that those materials and information were all complete and correct and that there were no facts undisclosed to Nomura Securities that could have a material impact on its financial analyses of the exchange ratio without itself independently verifying the completeness or correctness of the above sources. Nomura Securities also did not independently valuate, appraise or assess, including making any analysis or valuation of particular separate assets or liabilities, the assets and liabilities of the two companies, their subsidiaries or affiliated companies (including unrecorded assets and liabilities and other contingent liabilities) nor did it engage a third party to make appraisals or assessments. Furthermore, Nomura Securities’ financial analyses are based on the premise that the financial forecasts of both companies reflected in those financial analyses are reasonably considered and prepared in accordance with the best estimates and judgments that could be obtained at the time by the management teams of both companies.

There is fiscal year with respect to which a large increase in earnings as compared to the prior fiscal year was projected in the future profit plans of Sanwado which Nomura Securities used as the basis for its financial analyses when using the DCF Method. Net profit is projected to be approximately 300 million yen with respect to the fiscal year ending February 29, 2016, due to the absence of impairment loss booked in the fiscal year ending February 28, 2015. Operating profit is projected to increase by 50% for the fiscal year ending February 28, 2017 and by 30% for the fiscal year ending February 28, 2018, in each case as compared to the prior fiscal year, mainly due to the expectation of new store openings and cost reduction through commercial efforts.

(3)   Expectation of Delisting and the Reasons

Because as a result of the Share Exchange Sanwado will become a wholly owned subsidiary of DCM Holdings as of July 1, 2015, in accordance with the delisting criteria of JASDAQ the common shares of Sanwado upon completion of the requisite procedures are scheduled to be delisted on June 26, 2015 (with the final trading day to be June 25, 2015). Subsequent to the delisting, Sanwado’s common shares may no longer be traded on JASDAQ.

However, as stated above in Section 1, the Share Exchange is not specifically aimed at the delisting of Sanwado.

Because the common shares of DCM Holdings allotted to Sanwado’s shareholders through the Share Exchange are listed on the First Section of the Tokyo Stock Exchange and can be traded, although there is the possibility that some of the shareholders of Sanwado who held more than 112 shares of Sanwado stock as a result of the Share Exchange received an allocation of 100 shares or more of DCM Holdings stock which is the number of shares constituting one unit of DCM Holdings’ share may also receive an allocation of less than one unit depending on the number of Sanwado shares they held, shares greater than one unit may continue to be traded on the Tokyo Stock Exchange and it is thus the liquidity of shares is assured.

However, the shareholders of Sanwado who hold fewer than 112 shares of Sanwado stock will be allocated fewer than the 100 common shares of DCM Holdings stock constituting one unit of DCM Holdings. Although these shares of less than one unit may not be sold on the Tokyo Stock Exchange, as stated in Note 3 to Section 2(3) above, these shareholders may demand that DCM Holdings purchase their shares of less than one unit.

Please also refer to Note 4 to Section 2 (3) above in regard to the treatment of a fraction less than one share that may result from the Share Exchange.

(4)   Measures to ensure fairness

As discussed in Section 3 (1) above, in order to ensure the fairness of the exchange ratio in the Share Exchange, DCM Holdings and Sanwado each engaged third party financial advisors to perform financial analyses on the exchange ratio and then, taking into account the results of those financial analyses, the two companies upon discussion and negotiation agreed to carry out the Share Exchange based on the exchange ratio shown in Section 2(3) above.

DCM Holdings and Sanwado, however, have not obtained fairness opinions regarding the exchange ratio from third party financial advisors.

DCM Holdings selected SATO & Partners and Sanwado selected Shimada Hamba & Osajima as their legal advisors for the Share Exchange and received their counsel regarding the various procedures for the Share Exchange and the method and process of decision making by the companies’ Boards of Directors. Neither SATO & Partners nor Shimada Hamba & Osajima has any material interest in DCM Holdings or Sanwado concerning the Share Exchange.

 (5)   Measures to Prevent Conflict of Interests

Because no particular conflicts of interest arise between DCM Holdings and Sanwado in conjunction with the Share Exchange, no special measures to prevent the occurrence of conflicts of interest were adopted.

4.   Outline of the companies in the Share Exchange

(as of February 28, 2015 for DCM Holdings; as of February 20, 2015 for Sanwado)
(1)	Name	DCM Holdings (wholly owning parent company pursuant to share exchange)		Sanwado (wholly owned subsidiary company pursuant to share exchange)
(2)	Address of Headquarters	6-22-7 Minamioi, Shinagawa-ku, Tokyo		69-1 Aza-Miyoshi, Oaza-Ishie,, Aomori City, Aomori Prefecture
(3)	Name and position of representative	Toshihiro Hisada, Representative Director and President Executive Officer		Katsuhiro Nakamura, Representative Director and President
(4)	Primary business	Operation of home centers		Operation of home centers, etc.
(5)	Capital	10,000,000,000 yen		704,000,000 yen
(6)	Date of incorporation	September 1, 2006		June 1, 1988
(7)	Number of outstanding shares	139,808,949 common shares		5,280,000 common shares
(8)	Fiscal year end	End of February		February 20
(9)	Number of employees	4,203 (consolidated basis)		305 (consolidated basis)
(10)	Main customers	Paltac Corporation ARATA CORPORATION IRIS OHYAMA INC.		Kobebussan Co., Ltd. ARATA CORPORATION Marudaihoriuchi Kabushiki Kaisha
(11)	Main banks	Sumitomo Mitsui Banking Corp. Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.		Mizuho Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. Aomori Bank, Ltd.
(12)	Major shareholders and their shareholding ratios	Nisshin Kiko Limited Liability Company	8.64%	Sanwado Limited Liability Company	47.34%
		Aeon Co., Ltd.	5.43%	Katsuhiro Nakamura	6.85%
		TAMON Corporation	4.79%	Sanwado Kyoeikai	5.22%
		The Master Trust Bank of Japan, Ltd. (trust account)	4.29%	Katsuharu Nakamura	2.85%
		Japan Trustee Services Bank, Ltd. (trust account)	3.83%	Kenji Suzuki	2.84%
		DCM Holdings Employee Shareholding Association	3.10%	Sanwado Employee Shareholding Association	2.43%
		Yasunori Ishiguro	3.05%	Yellow Hat Ltd.	1.95%
		Kimiko Maki	2.91%	Michinoku Bank Co., Ltd.	1.89%
		Kaori Maki	2.71%	Aomori Bank, Ltd.	1.51%
		Junichiro Kagami	2.53%	Mieko Nakamura	1.50%

(13)	Relationship between the companies	Capital	Sanwado holds 0.007% of total number of issued shares of DCM holdings
		Personnel	N/A
		Business	N/A
		Status as related party	N/A
(14)	Financial conditions and business results over the past three years
		DCM Holdings (consolidated)
	Fiscal year (“FY”)	FY Ended February 28, 2013	FY Ended February 28, 2014	FY Ended February28, 2015
	Consolidated net assets	145,522	151,743	157,071
	Consolidated gross assets	305,912	333,937	349,991
	Consolidated gross assets per share (JPY)	1,034.57	1,097.81	1,154.75
	Consolidated sales	428,803	428,324	424,713
	Consolidated operating profit	19,038	16,685	16,619
	Consolidated recurring profit	18,870	16,526	16,256
	Consolidated net profit	10,581	10,216	9,013
	Consolidated net profit per share (JPY))	73.74	73.14	65.63
	Dividends per share (JPY)	19.00	20.00	20.00
		Sanwado (Consolidated)
	Fiscal year (“FY”)	FY Ended February 20, 2013	FY Ended February 20, 2014	FY Ended February 20, 2015
	Consolidated net assets	5,251	5,757	5,820
	Consolidated gross assets	17,104	17,899	17,496
	Consolidated gross assets per share (JPY)	994.69	1,090.62	1,102.47
	Consolidated sales	31,180	31,615	30,814
	Consolidated operating profit	898	646	340
	Consolidated recurring profit	973	701	423
	Consolidated net profit	523	494	53
	Consolidated net profit per share (JPY))	99.11	93.59	10.22
	Dividends per share (JPY)	12.00	12.00	12.00
(JPY million, except where noted otherwise)

Note: 1
For the purpose of calculating DCM Holdings’ shareholding ratio, the number of shares held by DCM Holdings (2,502,906 shares), excluding the treasury shares held in ESOP trust (1,284,100 shares), is not included in the number of treasury shares (3,787,006 shares).

5. Circumstances after Share Exchange
Wholly owning parent company pursuant to share exchange
(1)	Name	DCM Holdings Co., Ltd.
(2)	Address	6-22-7 Minamioi, Shinagawa-ku, Tokyo
(3)	Representative name and title	Toshihiro Hisada, Representative Director and President Executive Officer
(4)	Main business activities	Home center business
(5)	Capital	10,000 million yen
(6)	Fiscal year end	End of February
(7)	Net assets	As of the present not finalized
(8)	Gross assets	As of the present not finalized

6. Summary of accounting policy

“Accounting Standards for Corporation Combinations” (Accounting Standards Board of Japan, Accounting Standard No. 21) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Accounting Standards Board of Japan, Guidance on Accounting Standards No. 10)” will apply to the accounting for this Share Exchange, and it is planned that accounting will use the purchase method, with DCM Holdings as the acquiring company.

The amount of goodwill (or negative goodwill) that will arise through the Share Exchange is unknown at the present, and as soon as a figure is available we will announce it.

7. Prospects

As a result of the Share Exchange, Sanwado will become a consolidated subsidiary of DCM Holdings. At present, it is uncertain what impact this will have on the consolidated results of DCM Holdings. Going forward, if there is need to revise forecasts or other matter that should be announced arises, we will make prompt disclosure.

Reference:
DCM Holdings consolidated current fiscal year forecasts and prior fiscal year results (published April 10, 2015)

(JPY million)
	Consolidated sales	Consolidated operating profit	Consolidated recurring profit	Consolidated net profit	Net profit per share
Current FY forecasts (FY ending February 29, 2016)	433,000	18,000	17,700	10,200	74.99 yen
Prior FY results (FY ended February 28, 2015)	424,713	16,619	16,256	9,013	65.63 yen

Sanwado prior fiscal year result (published April 10, 2015)
(JPY million)
	Sales	Operating profit	Recurring profit	Net profit	Net profit per share
Prior FY results (FY ended February 20, 2015)	30,814	340	423	53	10.22 yen
Note:	Sanwado is scheduled to be delisted on June 26, 2015, and so has not issued forecasts for the fiscal year ending February 20, 2016.

End